As filed with the Securities and Exchange Commission on December 16, 2024

Registration No. 333-282976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

Post-Effective Amendment No. 1
To

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

Acuren Corporation
(Exact Name of Registrant as Specified in Its Charter)

_____________________________________

Delaware	7389	66-1076867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________

Fiona Sutherland
c/o Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copy to:

Flora R. Perez, Esq.
Brian J. Gavsie, Esq.
Laurie Green, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard, Suite 2000
Fort Lauderdale, FL 33301
Phone: (954) 765-0500

_____________________________________

Approximate date of commencement of proposed sale to the public: Not applicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to Registration Statement No. 333-282976 (the “Registration Statement”) is being filed pursuant to Rule 414(d) under the Securities Act of 1933, as amended, (the “Securities Act”) by Acuren Corporation, a Delaware corporation (“Acuren Delaware”), as the successor to Acuren Corporation, a company incorporated with limited liability under the laws of the British Virgin Islands (“Acuren BVI”). The Registration Statement was declared effective on December 16, 2024. Immediately thereafter, Acuren BVI filed its Certificate of Domestication and Certificate of Incorporation with the Secretary of State of the State of Delaware and changed its jurisdiction of incorporation from the British Virgin Islands to the State of Delaware (the “Domestication”). As a result of the Domestication, pursuant to Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”), we continued our existence under the DGCL as a corporation incorporated in the State of Delaware. The business, assets and liabilities of the Company and its subsidiaries on a consolidated basis, as well as its principal locations and fiscal year, were the same immediately after the Domestication as they were immediately prior to the Domestication. In addition, the directors and executive officers of the Company immediately after the Domestication were the same individuals who were directors and executive officers, respectively, of Acuren BVI immediately prior to the Domestication.

Acuren Delaware expressly adopts the Registration Statement, as modified by this Amendment, as its own registration statement for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the purposes of this Amendment and the Registration Statement, references to the “Company,” “Acuren,” the “Registrant,” “we,” “our,” “us” and similar terms mean, as of any time prior to the Domestication, Acuren BVI and, as of any time after the Domestication, Acuren Delaware.

As a result of the Domestication, the following securities of Acuren BVI automatically converted by operation of law, on a one-for-one basis, into a security of Acuren Delaware:

•        each holder of an ordinary share of Acuren BVI became a holder of a share of common stock of Acuren Delaware, representing the same proportional equity interest in Acuren Delaware as that holder held in Acuren BVI and representing the same class of securities;

•        each holder of a Founder Preferred Share of Acuren BVI became a holder of a share of Series A Preferred Stock of Acuren Delaware, representing the same proportional equity interest in Acuren Delaware as that holder held in Acuren BVI and representing the same class of securities; and

•        each holder of a warrant, option or restricted stock unit of Acuren BVI became a holder of a warrant, option or restricted stock unit of Acuren Delaware, respectively, representing the same proportional equity interest in Acuren Delaware as that holder held in Acuren BVI and representing the same class and/or type of securities.

The number of shares of Acuren Delaware’s common stock and Series A Preferred Stock, and the number of Acuren Delaware’s warrants, options and restricted stock units outstanding immediately after the Domestication was the same as the number of Acuren BVI ordinary shares, Founder Preferred Shares, warrants, options and restricted stock units, respectively, outstanding immediately prior to the Domestication.

The rights of holders of the Company’s common stock and Series A Preferred Stock are now governed by its Certificate of Incorporation and its bylaws (each of which is filed as an exhibit to this Amendment) and the DGCL. The rights of holders of the Company’s warrants, options and restricted stock units are now governed by Delaware law, as described in the final prospectus relating to the Domestication which was filed with the Securities and Exchange Commission on December 16, 2024 and is part of the Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability of (a) a director or officer for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; (b) a director for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; or (c) an officer in any action by or in the right of the corporation.

Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, the Acuren Delaware Certificate of Incorporation provides that no director or officer of Acuren Delaware shall be liable to Acuren Delaware or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in the Acuren Delaware Certificate of Incorporation will not eliminate the directors’ or officers’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director and officer of Acuren Delaware may be subject to personal liability for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; each director of Acuren Delaware may be subject to personal liability for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; and each officer of Acuren Delaware may be subject to personal liability in any action by or in the right of the corporation. The provision also will not affect a director’s responsibilities under any other applicable law, such as the United States federal securities laws or state or federal environmental laws.

The Acuren Delaware bylaws also provide that Acuren Delaware is required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law. For purposes of the indemnification and advancement rights described in this paragraph, references to Acuren Delaware include Acuren Corporation as incorporated under British Virgin Islands law prior to the continuance of its existence under Delaware law as Acuren Delaware.

Further, effective July 30, 2024, we entered into director indemnification agreements pursuant to which we agreed to additional indemnification and advancement procedures and protections for our directors.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1*#

Agreement and Plan of Merger, dated as of May 21, 2024, by and among Admiral Acquisition Limited, AAL Merger Sub, Inc., ASP Acuren Holdings, Inc. and ASP Acuren Holdings Inc., as the stockholders’ representative.

3.1**	Certificate of Incorporation of Acuren Corporation.
3.2**	Bylaws of Acuren Corporation.
4.1*	Specimen Common Stock certificate.
4.2*	Specimen Series A Preferred Stock certificate.
4.3*	Amended and Restated Warrant Instrument, dated as of September 23, 2024, executed by Acuren Corporation (form of Warrant contained in Schedule I thereto).
5.1**	Opinion of Greenberg Traurig.
8.1*	Tax Opinion of Greenberg Traurig.
10.1*†	Acuren Corporation 2024 Equity Incentive Plan.
10.2*†	Form of Restricted Stock Unit Agreement (Non-Employee Directors) — Acuren Corporation 2024 Equity Incentive Plan.
10.3*†	Form of Restricted Stock Unit Agreement — Acuren Corporation 2024 Equity Incentive Plan.
10.4*	Form of Director and Officer Indemnification Agreement.
10.5*#

Credit Agreement, dated as of July 30, 2024, by and among Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), as initial borrower, Acuren Corporation (f/k/a Admiral Acquisition Limited), as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent.

10.6*

Pledge and Security Agreement, dated as of July 30, 2024, made by Acuren Delaware HoldCo, Inc. (f/k/a AAL Delaware HoldCo, Inc.), Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), Acuren Corporation, and the grantors from time to time party thereto in favor of Jefferies Finance LLC, as collateral agent.

10.7*	Consulting Services Agreement, dated as of July 30, 2024, by and between Acuren Corporation and Mariposa Capital, LLC.
10.8*#

Placing Agreement, dated May 17, 2023, by and between Acuren Acquisition Limited, certain of its directors and founders, Mariposa Acquisition IX, LLC, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch.

10.9*†	Form of Option Deeds.
10.10*	Founder Insider Letter, dated May 17, 2023.
10.11*†	Employment Agreement, dated September 19, 2024, by and between Acuren Corporation and Talman B. Pizzey.
10.12*†	Michael Grigsby Separation Agreement dated November 18, 2024.
10.13*†	Lourinda St. John Offer Letter dated February 10, 2023.
10.14*	Employment Agreement, dated November 20, 2024, by and between Acuren Corporation and Kristin Schultes.
16.1*	Letter from Grant Thornton UK LLP, dated November 4, 2024, regarding change in certifying accountant.
21.1*	List of subsidiaries of the registrant.
23.1**	Consent of PricewaterhouseCoopers LLP (ASP Acuren).
23.2**	Consent of Greenberg Traurig (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in the signature pages hereto).
107*	Filing Fee Table.

____________

*        Previously filed.

**      Filed herewith.

†        Management contract or compensatory plan or arrangement.

#        Certain schedules to these agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of any schedule omitted from the agreements to the SEC upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)    The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tomball, State of Texas, on December 16, 2024.

Acuren Corporation
By:	/s/ Talman Pizzey
Name:	Talman Pizzey
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in capacities and on the dates indicated.

Signature	Title	Date
/s/ Talman Pizzey	President and Chief Executive Officer	December 16, 2024
Talman Pizzey	(Principal Executive Officer)
/s/ Kristin Schultes	Chief Financial Officer	December 16, 2024
Kristin Schultes	(Principal Financial Officer)
/s/ Gregory F. Conaway	Chief Accounting Officer	December 16, 2024
Gregory F. Conaway	(Controller or Principal Accounting Officer)
*	Co-Chairman of the Board	December 16, 2024
Sir Martin E. Franklin
*	Co-Chairman of the Board	December 16, 2024
Robert A. E. Franklin
*	Director	December 16, 2024
Antoinette C. Bush
*	Director	December 16, 2024
Rory Cullinan
*	Director	December 16, 2024
Elizabeth Meloy Hepding
*	Director	December 16, 2024
Peter Hochfelder
*	Director	December 16, 2024
James E. Lillie

____________

*        The undersigned, pursuant to a power of attorney, executed by each of the officers and directors above and filed with the Securities and Exchange Commission on November 4, 2024 on the signature page to the Form S-4 and incorporated herein by reference, by signing his or her name hereto, does hereby sign and deliver this amendment to the registration statement on behalf of each of the persons noted above in the capacities indicated.

* By:	/s/ Fiona Sutherland
Fiona Sutherland, Attorney-in-fact